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Joseph P. Bartlett

Direct Dial: 310.201.7481
Direct Fax: 310.201.2380
E-Mail: jbartlett@ggfirm.com                            [GREENBURG GLUSKER LOGO]
File Number: 03471-00003                         GREENBERG GLUSKER FIELDS CLAMAN
Document Number: 1482695                               MACHTINGER & KINSELLA LLP


                                  July 13, 2005


United States Securities
and Exchange Commission
Washington, D.C. 20549-0404
Attn:  Jennifer Hardy, Branch Chief

         Re:      Allis-Chalmers Energy Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  File No. 1-02199
                  Filed June 6, 2005

Ladies and Gentlemen:

         This is in response to the letter of Jennifer Hardy dated July 12, 2005. We have the following responses to the comments set forth in the letter.

Proxy Statement


1. We note your response to prior comment 2 that the acquisition that was the subject of your letter dated May 10, 2005, "is currently being discussed" and "therefore, it is not probable." We do not necessarily believe that because an acquisition is still being discussed and the purchase price and the nature of the consideration have not been finalized, it is not probable" as contemplated by Rule 3-05 of Regulation S-X. Tell us, in reasonable detail, what specific events have transpired regarding this potential acquisition, including:



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GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
July 13, 2005
Page 2


         o        Whether a letter of intent has been signed

         o        What specific items are being negotiated

         Provide us a detailed analysis of whether the acquisition is probable as discussed in FRC 506.02(c)(ii). If the acquisition is determined to be probable, provide all required disclosures, including the disclosures we requested in our letter dated June 1, 2005 in the proxy statement and in the current registration statement on Form S-1.

RESPONSE:
---------

The factual background of the proposed acquistion is as follows:

         a.       No letter of intent has been prepared or signed.

         b. The Company first met with the potential seller approximately three years ago to discuss acquiring casing and tubing assets. The Company did not pursue the acquisition because it determined that it could acquire equipment from other sources on better terms. The Company has invested approximately $5,200,000 in casing and tubing equipment in the last three years which it has acquired from manufacturers, at auction, or from other sources (not involving a bulk sale of assets such as would be purchased from the potential seller).

         c. Beginning about six months ago, delivery times for casing and tubing equipment extended to nine to twelve months, and equipment became unavailable at auction. At that point, the Company approached the potential seller, to discuss acquiring the equipment. However, as discussed in our letter to the Securities and Exchange Commission of May 1, 2005, the seller advised that financial statements were not available, and were unwilling to discuss a transaction with the Company for so long as the Company could not commit to acquire the assets (without obtaining audited financial statements). Discussions were discontinued.

         d. In April 2005 the Company requested the undersigned to prepare the no action request letter dated May 1, 1005.


         e. Following the receipt of the no action response, the Company had a conversation with the seller in which the Company requested, and the seller agreed, to allow the Company to conduct an appraisal of the assets to determine whether it would pay the $15 million being requested by seller for the assets. The appraisal is expected to take two to three weeks.



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GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
July 13, 2005
Page 3


         f. Any acquisition of the assets would require the Company to amend its current credit agreements because the Company does not have adequate financing to acquire the assets at the price being requested by seller ($15 million) under its current credit facility.

         g. The Chairman of the Company has stated that there is no possibility whatsoever of any of the consideration being paid in the form of stock. The seller is a public company which has insisted on an all cash transaction.

         h. The Company and the seller have not agreed to any of the terms of the transaction. No further discussions or negotiations are expected until the appraisal has been completed. No other terms of the transaction have been discussed or are contemplated at present.

         The Company believes that the proposed acquisition is not probable because it has not completed an evaluation of the assets, made a determination to offer any certain price for the assets, or obtained the financing to acquire the assets. The Company has disclosed in its Registration Statements on Form S-1 that it reviews potential acquisitions from time to time. Because the potential acquisition of the casing and tubing assets is still being investigated by the Company, and is subject to the uncertainties described above, the Company does not believe that specific disclosure regarding the assets would be material to investors making an investment decision with respect to a purchase of common stock, or that omission of such disclosure from the prospectuses included in the Registration Statements would be misleading to investors within the meaning of FRC 506.02(c)(ii) or Regulation S-X Rule 3-05.

         The Company will reconsider the issue of probability upon receiving the appraisal of the assets.

         Even if the potential acquisition of assets were deemed to be probable, the Company does not believe that disclosure would be required in the Proxy Statement. Because no stock will be issued in connection with the transaction, the Company believes disclosure would not be material to investors making a determination how to vote with respect to the proposed amendment to the Certificate of Incorporation to increase the Company's authorized shares, or with respect to any of the other matters to be presented to stockholders at the annual meeting.

                             Very truly yours,

                             /s/ Joseph P. Bartlett
                             ----------------------
                             Joseph P. Bartlett

JPB:ss